Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

August 5, 2011

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-8629

Sun Life of Canada (U.S.) Variable Account K of
Sun Life Assurance Company of Canada (U.S.)
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4
File Nos. 811-22012 & 333-173301

Commissioners:

This correspondence is being filed in response to oral comments received from the Staff of the Securities and Exchange Commission on correspondence filings made on July 29, 2011, on each of the above-captioned registration statements.

In response to those comments, the fee tables in the prospectuses, included in each of the above-captioned registration statements, have been reformatted as recommended to:

•	include a side-by-side comparison of each of the three different Withdrawal Charge Options available under the contracts issued pursuant to the registration statements,

•	revise the row headings for clarity,

•	reinsert the purchase payment charge in the body of the table.

Copies of those reformatted fee tables are included with this letter.

Please direct all questions and comments to the undersigned at (781) 263-6402, or to Patrice M. Pitts, Esquire, of Sutherland Asbill & Brennan at (202) 383-0548.

Respectfully yours,

/s/Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Patrice M. Pitts, Esquire
Sally Samuel, Esquire

FEES AND EXPENSES

The table below describes the fees and expenses that you will pay when you buy the Contract, surrender the Contract, or transfer Contract Value between Subaccounts. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

	Contract with 9-Year Withdrawal Charge Period	Contract with 7-Year Withdrawal Charge Option	Contract with 5-Year Withdrawal Charge Option
Withdrawal Charge[1] (% of Purchase Payment Withdrawn)
# of Complete Years from Receipt of Purchase Payment
0	8%	8%	8%
1	8%	8%	7.5%
2	7%	7%	7%
3	6%	6%	6%
4	5%	5%	5%
5	4%	4%	0%
6	3%	3%	0%
7	2%	0%	0%
8	1%	0%	0%
9+	0%	0%	0%
Transfer Charge[2]	$ 25	$ 25	$ 25
Premium Taxes[3] (as a percentage of Contract Value or total Purchase Payments; based on Owner’s state of residence)	0% - 3.5%	0% - 3.5%	0% - 3.5%
Annual Contract Fee[4]	$ 50	$ 50	$ 50

Variable Account Annual Expenses

	Contract with 9-Year Withdrawal Charge Period	Contract with 7-Year Withdrawal Charge Option		Contract with 5-Year Withdrawal Charge Option
		During first 7 Contract Years	After 7th Contract Year and before Income Phase	During first 5 Contract Years	After 5th Contract Year and before Income Phase
Mortality and Expense Risk Charge[5] (as a percentage of daily net assets in the Subaccounts)
Contract with Contract Value Death Benefit	1.00%	1.20%	1.00%	1.60%	1.00%
Contract with Return of Purchase Payment Death Benefit	1.20%	1.40%	1.20%	1.80%	1.20%
Contract with Highest Anniversary Value Death Benefit	1.60%	1.80%	1.60%	2.20%	1.60%
Purchase Payment Charge[6] (as a percentage of any Purchase Payment made after first Contract Anniversary)	N/A	N/A	0.20%	N/A	0.60%
Charge for Optional Living Benefit[7] (as a percentage of Income Benefit Base during Contract Year)
Sun Income Vision–Single Life Option	0.95%	0.95%	0.95%	0.95%	0.95%
Sun Income Vision–Joint Life Option	1.10%	1.10%	1.10%	1.10%	1.10%

Summary of Maximum Variable Account Annual Expenses

Maximum Mortality and Expense Risk Charge	2.20%
Maximum Charge for an Optional Living Benefit	1.10%

Maximum Total Variable Account Annual Expenses:	3.30%[8]

The table below shows the minimum and maximum total operating expenses charged by the Funds (for the year ended December 31, 2010) that you may pay periodically during the time that you own the Contract. More detail concerning these fees and expenses is contained in the prospectus for each Fund.

Total Annual Fund Operating Expenses[9]	Lowest	Highest
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.80%	1.88%

1 The withdrawal charge is assessed upon partial withdrawal or full surrender of Contract Value. The charge is a percentage of each applicable Purchase Payment withdrawn. The period during which a particular percentage applies is based on the number of years from the date the Purchase Payment is made. (See “Withdrawal Charge.”) A portion of your Contract Value may be withdrawn each year without the imposition of a withdrawal charge. (See “Free Withdrawal Amount” under “Taking Withdrawals.”) You may shorten the 9-year withdrawal charge schedule by selecting a Withdrawal Charge Option. The shorter the withdrawal charge schedule, the higher the mortality and expense risk charge for the Contract. In addition, if you elect the 5-Year or the 7-Year Withdrawal Charge Option, any Purchase Payments made after the first Contract Anniversary will be subject to a quarterly charge for a period no longer than the applicable (5-year or 7-year) withdrawal charge period. (See “Purchase Payment Charge.”)

2 We currently do not impose a charge on transfers, but reserve the right to charge up to $25 for each transfer in a Contract Year.

3 The premium tax rate varies by your state of residence and the type of Contract you own. We may deduct premium taxes from Purchase Payments, Contract Value upon full surrender (including surrender for the death benefit) or annuitization. (See “Investing Your Purchase Payments” and “Premium Taxes.”)

4 The annual contract fee is waived: (i) if your Contract Value is at least $100,000 on your Contract Anniversary; or (ii) if the Owner notifies us that there are multiple Contracts with the same residential (not mailing) address and the Contract Value for one or more of those Contracts is at least $100,000 on the Contract Anniversary. (See “Annual Contract Fee.”)

5 The mortality and expense risk charge is assessed on a daily basis and applies only during the Accumulation Phase. Once you annuitize your Contract, we will no longer deduct a mortality and expense risk charge (or charges for any optional living benefit or any enhanced death benefit).  Instead, we will deduct an insurance charge of 1.20% of your average daily annuity unit values;  this charge compensates us for the risks and expenses associated with providing annuity payments during the Income Phase.

6 The purchase payment charge only applies to Contracts with a 5- or 7- Year Withdrawal Charge Option. Under these Contracts, we reduce the applicable mortality and expense risk charge after the relevant 5th or 7th Contract Anniversary and before the Income Phase has begun. Purchase Payments made after the first Contract Anniversary are, therefore, assessed the lower mortality and expense risk charge even though those Purchase Payments have not been invested in the Contract for the full 5 or 7 Contract Years, as applicable.  If you have elected the 7-Year Withdrawal Charge Option, after the 7th Contract Year, in addition to the reduced mortality and expense risk charge, any Purchase Payment made after the first Contract Anniversary will be subject to an additional quarterly charge of 0.05% of the Purchase Payment, equal to an annual rate of 0.20%. If you have elected the 5-Year Withdrawal Charge Option, after the fifth Contract Year, in addition to the reduced mortality and expense risk charge, any Purchase Payment made after the first Contract Anniversary will be subject to an additional quarterly charge of 0.15% of the Purchase Payment, equal to an annual rate of 0.60%. The purchase payment charge is deducted proportionally from the Subaccounts in which you are invested. This charge will be assessed on the last Business Day of each Contract Quarter and will be assessed no longer than the 5- or 7- Year withdrawal charge period applicable to the Purchase Payment. (See “Purchase Payment Charge.”)

7 The fee for Sun Income Vision is assessed and deducted quarterly based upon your Income Benefit Base on the last day of the Contract Quarter; different charges may apply depending on whether you have elected single-life or joint-life coverage. (On the Issue Date, your Income Benefit Base is equal to your initial Purchase Payment; thereafter, it is subject to certain adjustments. (See “Income Benefit Base.”) The fees associated with this optional living benefit may increase over time, but will not exceed the guaranteed rates shown in the table in “FEES AND EXPENSES.” Your actual charge may be less than the maximums stated above. (See “OPTIONAL LIVING BENEFIT: Sun Income Vision” and “Optional Living Benefit Charge.”)

8 The amount assumes that [the Income Benefit Base and the Contract Value are equal] and that the charges are assessed during the first 5 Contract Years, and that you have selected a Contract with a Highest Anniversary Value Death Benefit and a 5-Year Withdrawal Charge Option—for a 2.20% total mortality and expense risk charge—and a 1.10% charge for Sun Income Vision with joint-life coverage. For any period that a purchase payment charge applies under a Contract, the maximum total Variable Account annual expenses will remain the same. The purchase payment charge does not increase the maximum mortality and expense risk charge assessed under either Withdrawal Charge Option.  Rather, it makes up the difference between the mortality and expense risk charge assessed during the relevant surrender charge period (i.e., the first 5 or 7 Contract Years) and the mortality and expense risk charge assessed after the surrender charge period on Purchase Payments made before the end of the surrender charge period.

9 The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. Current or future expenses may be greater or less than those shown. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the prospectuses for the Funds.

The range of Fund expenses shown in this table are for the year ended December 31, 2010, and takes into account the expenses of Funds that are each a “fund of funds.” A “fund of funds” typically allocates its assets, within predetermined percentage ranges, among certain mutual funds (each such mutual fund an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the mutual funds in which it invests. In determining the range of Fund expenses, Sun Life (U.S.) took into account the information received on the combined actual expenses of each “fund of funds” and the mutual funds in which it invests. The combined expense information includes the fees and expenses of the Acquired Fund. See the prospectuses for each Fund that is a “fund of funds” for a presentation of the fees and expenses of the applicable Acquired Funds.